[Letterhead of The Stanley Works]


                                May 23, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                        RE: Withdrawal of Registration Statement on Form S-4
                            Registration Number 333-82382
                            Original filing February 8, 2002

Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement (the "Registration Statement") of The Stanley Works, Ltd., a Bermuda company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. No securities included in the Registration Statement have been or will be sold or otherwise distributed.

         The Registration Statement related to a proposal concerning the reincorporation of The Stanley Works at its May 9, 2002 annual meeting. Following such meeting, The Stanley Works decided to submit the reincoporation proposal to a revote at a special meeting of The Stanley Works. A new registration statement relating to the reincorporation proposal to be considered at the special meeting will be filed. Accordingly, we determined to withdraw the Registration Statement.

         Your assistance in this matter is greatly appreciated. Please feel free to contact Margaret L. Wolff at (212) 735-2528 or Sean C. Doyle at
(212) 735-2554 with any questions you may have.

                                                Sincerely,


                                                Bruce H. Beatt
                                                Vice President, General Counsel
                                                  and Secretary